

03019604

SCP Pool Corporation • 2002 Annual Repor

Stockholders' Letter

Our primary emphasis in promoting the young swimming pool industry has resulted in a 143% increase in consumer contacts. Our sales and marketing programs, designed to help grow our customers' businesses, increased sales by 21% for participating customers. The continuous investment in people and technology resulted in improved service levels, reduced slow moving inventory, and provided better management disciplines. A highlight of this effort is reflected in what we have accomplished in our distribution methods. For the 2003 season, 99% of our business will operate on the same software platform. In addition, we have increased hardware capabilities to enhance field service levels and reduce the risk of downtime in the event of a man-made or a natural disaster.

We are fortunate in many respects. The swimming pool industry is young and provides an attractive value to consumers at virtually every income level. Our position in the industry is unique and enables us to provide truly exceptional value to both customers and suppliers. We have extraordinary employees with a strong desire to serve their customers and to acheive exceptional results. We are also very privileged to have the solid foundation provided by those that have come before us and served the company well for many years.

One such person is Frank St. Romain, who started South Central Pool Supply in 1980 with the long term vision of becoming a regional distribution company in the promising swimming pool industry. At the end of 1993, South Central Pool Supply became the first acquisition made by SCP Pool Corporation and Frank became SCP's first president. In the following five years, SCP established itself as the largest distributor in the industry. At the end of 1998, Frank retired from management but continued to serve the Company as a member of the Board of Directors. Frank has chosen to fully retire effective with the May 2003 stockholders' meeting. We are very fortunate for Frank's service to SCP and the swimming pool industry. His strong character, leadership abilities, and business instincts are well regarded by all who have known him. We wish Frank the very best as he enjoys his family, his boat, and his many friends.



Manuel J. Perez de la Mesa
President and Chief Executive Officer



Wilson B. Sexton
Chairman of the Board

To Our Fellow Stockholders:

As in the past, we would like to begin our letter by thanking all of our employees for their exceptional efforts and accomplishments. While the economy has been in turmoil for the past three years, we have simply doubled our earnings and increased sales by over $400 million. In fact, 2002 represented the fifth consecutive year where our sales increased by over $100 million. These results begin and end with our employees and demonstrate the soundness of our mission.

The year 2002 presented your company with many challenges and varied opportunities. Fortunately in 2002, "normal" weather was a positive factor in contrast to the aberrations we experienced in 2001. We also embraced the challenge of opening ten new service centers for the 2002 season – the most we have attempted in any one year. Even with the depth and breadth of resources that we have available, it takes significant and sustained effort to open and realize gains with a new service center. Our "POOL" team met these challenges while not losing sight of the long term objectives as stated in the Company's mission statement.

The acquisition of Ft. Wayne Pools toward the end of the 2002 pool season provided us with an important opportunity. A successful and responsible distributor for many years, Fort Wayne's network was a natural complement to our Superior Pool Products network. It enhanced our ability to enter new markets as well as strengthen operations in markets where we consolidated service centers. These consolidations, together with enhancements to operating systems and procedures, were completed in the fourth quarter. The Superior network, including the former Fort Wayne locations, now encompasses 55 service centers with over $300 million in sales.



Our open market purchase of over 1.8 million SCP shares during 2002 represented another valuable opportunity. This "acquisition" was of similar magnitude as the Fort Wayne acquisition with similar EPS accretion benefits. The repurchase of these shares is consistent with our disclosed intention of buying back shares when the price is attractive versus other uses of funds.

Company Highlights

SCP Pool Corporation is the world's largest wholesale distributor of swimming pool supplies and related equipment. The Company has over 2,300 employees supporting the distribution of more than 60,000 national brand and private label products to over 45,000 customers. SCP's customer base is comprised primarily of pool builders, pool service professionals, and pool specialty retailers - all providing products and services to existing and potential swimming pool owners.



459.1
572.1
672.3
854.2
983.2
1998 1999 2000 2001 2002

Net Sales
(Dollars, in millions)



104.0
135.6
164.4
220.9
255.5
1998 1999 2000 2001 2002

Gross Profit
(Dollars, in millions)



25.4
37.7
48.8
63.9
72.7
1998 1999 2000 2001 2002

Operating Income
(Dollars, in millions)



0.51
0.81
1.06
1.33
1.62
1998 1999 2000 2001 2002

Earnings Per Share
(Dollars)



17.1
21.6
22.8
24.5
29.1
1998 1999 2000 2001 2002

Return On Equity
(In percent)

In 2002, SCP Pool Corporation's sales grew 15% to a record $983.2 million with gross profit increasing 16% to $255.5 million. Operating income increased 14% to $72.7 million, or 7.4% of net sales, while net income grew 17% to $41.3 million. Earnings per share rose 22% to $1.62. Return on equity increased to 29.1% in 2002 from 24.5% in 2001. Contributing to the Company's growth, SCP acquired eight service centers (net of consolidations and one closing) and opened ten new locations to expand its network to 185 locations.

As the leading wholesale distributor in the swimming pool industry, SCP's strategies are to promote the growth of the swimming pool industry, promote the growth of its customers' businesses and continuously strive to operate more effectively. By executing these strategies through exemplary customer service and effective operations, SCP endeavors to realize its mission of providing exceptional value to its customers and suppliers, exceptional return to its shareholders and exceptional opportunities for its employees.

Report of Independent Auditors

The Board of Directors
SCP Pool Corporation

We have audited the consolidated balance sheets of SCP Pool Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCP Pool Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for goodwill.

Ernst + Young LLP

New Orleans, Louisiana
February 7, 2003

Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ **5,132**	$ 3,524
Receivables, net	**70,142**	60,231
Product inventories, net	**183,720**	181,462
Prepaid expenses	**2,372**	2,517
Deferred income taxes	**1,708**	2,599
Total current assets	**263,074**	250,333
Property and equipment, net	**20,921**	15,844
Goodwill	**107,739**	73,582
Intangible assets, net	**7,968**	5,841
Other assets, net	**2,392**	2,990
Total assets	$ **402,094**	$ 348,590
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	**93,307**	95,588
Accrued and other current liabilities	**24,708**	17,798
Current portion of long-term debt	**885**	91
Total current liabilities	**118,900**	113,477
Deferred income taxes	**12,536**	5,541
Long-term debt, less current portion	**125,175**	85,000
Other long-term liabilities	**3,542**	—
Stockholders' equity		
Common stock, $.001 par value; 40,000,000 shares authorized; 23,594,730 and 26,966,519 shares issued and outstanding at December 31, 2002 and 2001, respectively	**23**	27
Additional paid-in capital	**63,555**	61,353
Retained earnings	**78,847**	112,611
Treasury stock, 1,998,150 shares of common stock as of December 31, 2001	—	(27,567)
Unearned compensation	**(575)**	(909)
Accumulated other comprehensive income (loss)	**91**	(943)
Total stockholders' equity	$ **141,941**	$ 144,572
Total liabilities and stockholders' equity	$ **402,094**	$ 348,590

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

(In thousands, except per share data)	Year Ended December 31,		
	2002	**2001**	**2000**
Net sales	$ **983,246**	$ 854,234	$ 672,273
Cost of sales	**727,714**	633,360	507,893
Gross profit	**255,532**	220,874	164,380
Selling and administrative expenses	**182,845**	154,827	113,919
Goodwill amortization	—	2,179	1,647
Operating income	**72,687**	63,868	48,814
Interest expense	**4,977**	5,283	3,592
Income before income taxes	**67,710**	58,585	45,222
Income taxes	**26,407**	23,141	17,146
Net income	$ **41,303**	$ 35,444	$ 28,076
Earnings per share			
Basic	$ **1.70**	$ 1.39	$ 1.10
Diluted	$ **1.62**	$ 1.33	$ 1.06
Weighted average shares outstanding			
Basic	**24,231**	25,425	25,486
Diluted	**25,525**	26,725	26,613

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(In thousands; amounts in Dollars except share data)

	Common Stock		Treasury	Additional Paid-In	Unearned	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Stock	Capital	Compensation	Earnings	Income (loss)	Total
Balance at December 31, 1999	26,483	27	(6,231)	55,256	(554)	49,091	23	97,612
Net income	—	—	—	—	—	28,076	—	28,076
Foreign currency translation	—	—	—	—	—	—	(342)	(342)
Comprehensive income, net of tax	—	—	—	—	—	—	—	27,734
Treasury stock, 396 shares of Common stock	—	—	(4,377)	—	—	—	—	(4,377)
Unearned compensation	—	—	—	—	(295)	—	—	(295)
Exercise of stock options including tax benefit of $675	180	—	—	2,253	—	—	—	2,253
Employee stock purchase plan	26	—	—	268	—	—	—	268
Balance at December 31, 2000	26,689	27	(10,608)	57,777	(849)	77,167	(319)	123,195
Net income	—	—	—	—	—	35,444	—	35,444
Foreign currency translation	—	—	—	—	—	—	38	38
Interest rate swaps	—	—	—	—	—	—	(662)	(662)
Comprehensive income, net of tax	—	—	—	—	—	—	—	34,820
Treasury stock, 794 shares of Common stock	—	—	(16,959)	—	—	—	—	(16,959)
Unearned compensation	—	—	—	—	(60)	—	—	(60)
Exercise of stock options including tax benefit of $1,567	256	—	—	3,223	—	—	—	3,223
Employee stock purchase plan	22	—	—	353	—	—	—	353
Balance at December 31, 2001	26,967	27	(27,567)	61,353	(909)	112,611	(943)	144,572
Net income	**—**	—	—	—	**—**	**41,303**	—	**41,303**
Foreign currency translation	—	—	—	—	—	—	**372**	**372**
Interest rate swaps	—	—	—	—	—	—	**662**	**662**
Comprehensive income, net of tax	—	—	—	—	—	—	—	**42,337**
Treasury stock, 1,814 shares of Common stock	—	—	**(47,504)**	—	—	—	—	**(47,504)**
Retirement of treasury shares	**(3,812)**	**(4)**	**75,071**	—	—	**(75,067)**	—	—
Unearned compensation	—	—	—	—	**334**	—	—	**334**
Exercise of stock options including tax benefit of $996	**104**	—	—	**1,616**	—	—	—	**1,616**
Employee stock purchase plan	**22**	—	—	**495**	—	—	—	**495**
Conversion of convertible debt	**314**			**91**				**91**
Balance at December 31, 2002	**23,595**	**23**	—	**63,555**	**(575)**	**78,847**	**91**	**141,941**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2002	2001	2000
Operating activities			
Net income	**$ 41,303**	$ 35,444	$ 28,076
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**6,842**	8,107	5,131
Provision for doubtful accounts receivable, net of write-offs	**522**	(71)	(221)
Provision for inventory obsolescence, net of write-offs	**(821)**	(971)	1,484
Provision for deferred income taxes (benefit)	**5,937**	1,380	(988)
Loss on sale of property and equipment	**70**	4	71
Changes in operating assets and liabilities, net of effects of acquisitions			
Receivables	**6,086**	5,678	(6,036)
Product inventories	**16,635**	(34,912)	(23,195)
Prepaid expenses and other assets	**1,312**	(3,601)	102
Accounts payable	**(18,306)**	15,203	11,816
Accrued expenses and other current liabilities	**(421)**	492	2,063
Net cash provided by operating activities	**59,159**	26,753	18,303
Investing activities			
Acquisition of businesses, net of cash acquired	**(45,350)**	(50,684)	(24,879)
Purchase of property and equipment	**(6,430)**	(6,325)	(4,289)
Proceeds from sale of property and equipment	**14**	52	27
Net cash used in investing activities	**(51,766)**	(56,957)	(29,141)
Financing activities			
Net borrowings from revolving loan	**40,175**	52,350	16,975
Payments on long-term debt	—	(8,250)	(3,750)
Issuance of common stock	**1,110**	3,125	1,799
Purchase of treasury stock	**(47,504)**	(16,958)	(4,377)
Net cash provided by (used in) financing activities	**(6,219)**	30,267	10,647
Effect of exchange rate changes on cash	**434**	30	(336)
Change in cash and cash equivalents	**1,608**	93	(527)
Cash and cash equivalents at beginning of year	**3,524**	3,431	3,958
Cash and cash equivalents at end of year	**$ 5,132**	$ 3,524	$ 3,431
Supplemental cash flow information			
Cash paid during the year for			
Interest	**$ 4,282**	$ 4,659	$ 3,426
Income taxes, net of refunds	**18,738**	18,399	18,405
Non cash financing and investing transactions			
Convertible note exchanged for stock	**91**	—	—

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Description of Business

As of December 31, 2002, SCP Pool Corporation and its wholly-owned subsidiaries (the *Company*, which may be referred to as *SCP*, *we*, *us* or *our*), maintained 185 service centers in North America and Europe from which we sell swimming pool equipment, parts and supplies to pool builders, retail stores and service companies. We distribute products through two national networks: The SCP network and the Superior Pool Products (SPP) network.

Net sales by geographic region were as follows (in thousands):

	2002	2001	2000
United States	**$ 945,357**	$ 833,939	$ 653,251
International	**37,889**	20,295	19,022
	$ 983,246	$ 854,234	$ 672,273

Property and equipment by geographic region were as follows (in thousands):

	2002	2001	2000
United States	**$ 19,996**	$ 15,275	$ 8,841
International	**925**	569	388
	$ 20,921	$ 15,844	$ 9,229

Basis of Presentation and Principles of Consolidation

We prepared the consolidated financial statements following accounting principles generally accepted in the United States (GAAP) and the requirements of the Securities and Exchange Commission (SEC). The financial statements include all normal and recurring adjustments that are necessary for a fair presentation of our financial position and operating results.

The consolidated financial statements include the accounts of SCP Pool Corporation and our wholly-owned subsidiaries. We eliminated all significant intercompany accounts and transactions.

Use of Estimates

In order to prepare financial statements that conform to GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Our most significant estimates are those relating to the allowance for doubtful accounts and the inventory reserve. We continually review our estimates and make adjustments as necessary, but actual results could be significantly different from what we expected when we made these estimates.

Segment Reporting

Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for the way that public companies report information about operating segments in annual financial statements and establishes standards for related disclosures about products and services, geographic areas and major customers. We have reviewed SFAS 131 and determined that we have a single reportable segment.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies (continued)

Seasonality and Weather

Our business is highly seasonal, and weather is the principal external factor affecting our business. The table below presents some of the possible effects resulting from various weather conditions:

Weather	Possible Effects
Hot and dry	• Increased purchases of chemicals and supplies for existing swimming pools • Increased purchases of above-ground pools
Unseasonably cool weather or extraordinary amounts of rain	• Fewer pool installations • Decreased purchases of chemicals and supplies • Decreased purchases of impulse items such as above-ground pools and accessories
Unseasonably early warming trends (primarily in the northern half of the US)	• A longer pool season, thus increasing our sales
Unseasonably late warming trends (primarily in the northern half of the US)	• A shorter pool season, thus decreasing our sales

In general, sales and net income are highest during the second and third quarters, which represent the peak months of swimming pool use and installation. Sales are substantially lower during the first and fourth quarters when we may incur net losses.

Earnings Per Share

In accordance with SFAS 128, *Earnings per Share*, we calculate basic earnings per share by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effects of stock options and convertible notes.

Financial Instruments

The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments. The carrying amount of long-term debt approximates fair value as it bears interest at variable rates.

Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Credit Risk and Allowance for Doubtful Accounts

We perform periodic credit evaluations of our customers and we typically do not require collateral. Consistent with industry practices, we require payment from our customers within 30 days except for sales under early-buy programs for which we provide extended payment terms to qualified customers. In the past, credit losses have been within our expectations.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies (continued)

Product Inventories and Reserve for Inventory Obsolescence and Shrink

Product inventories represent the largest asset on our balance sheet and consist primarily of goods we purchase from manufacturers and intend to sell to our customers. We record inventory at the lower of cost, using the average cost method, or market. Our largest suppliers are Pentair Corporation, Hayward Pool Products, Inc. and Bio-Lab, Inc. (a subsidiary of Great Lakes Chemicals, Inc.). These suppliers provided approximately 13%, 10% and 7%, respectively, of the products we sold in 2002.

We account for vendor rebates in accordance with the Emerging Issues Task Force Issue 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.* Many of our arrangements with our vendors provide for us to receive a rebate of a specified amount of consideration, payable to us when we achieve any of a number of measures, generally related to a specified cumulative level of purchases from our vendors. We account for such rebates as a reduction of the prices of the vendor's products and therefore as a reduction of inventory until we sell the product, at which time such rebates reduce cost of sales in our income statement. Throughout the year, we estimate the amount of the rebate earned based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels.

Property and Equipment

Property and equipment are stated at cost. We depreciate property and equipment on a straight-line basis over the following estimated useful lives:

Buildings	40 years
Leasehold improvements	the life of the lease, including any expected renewals
Autos and trucks	3 years
Machinery and equipment	10 years
Computer equipment	3 - 5 years
Furniture and fixtures	10 years

The table below presents depreciation expense for the past three years (in thousands):

2002	2001	2000
$ 4,203	$ 3,265	$ 1,997

On January 1, 2002 we adopted SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of Accounting Principles Board Opinion (APB) 30, *Reporting the Results of Operations for a Disposal of a Segment of a Business*. The adoption of this Statement did not have a material impact on our financial position or operating results.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Under the provisions of SFAS 142, *Goodwill and Other Intangible Assets,* we test goodwill for impairment annually or at any other time when impairment indicators exist. We test intangible assets with finite lives under the provisions of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which requires testing for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Self Insurance

We retain certain self-insurance risks for both health benefits and property and casualty insurance programs. We have limited our exposure by maintaining excess and aggregate liability coverage. We establish self-insurance reserves based on claims filed and estimates of claims incurred but not reported. The estimates are based on information provided to us by the claims administrators.

Advertising Costs

Advertising costs are expensed as incurred. The table below presents advertising expense for the past three years (in thousands):

2002	2001	2000
$ 4,927	$ 3,194	$ 3,016

Income Taxes

We record deferred income taxes under the provisions of SFAS 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on differences between (i) the carrying amounts of assets and liabilities for financial reporting purposes and (ii) the amounts used for income tax purposes. We measure the assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Compensation Arrangements

Under the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, companies may account for employee stock options using either (i) SFAS 123's fair value method or (ii) the intrinsic value method provided by APB 25, *Accounting for Stock Issued to Employees.* Under the SFAS 123 fair value method, companies recognize compensation expense related to employee stock options based on the fair value of the options on the grant date as estimated by an option pricing model. The intrinsic value method prescribed by APB 25 requires recognition of compensation expense when the exercise price of the granted options is less than the stock's market price on the grant date.

We account for our employee stock options under the intrinsic value method described by APB 25. Accordingly, we do not record compensation expense for options issued with an exercise price equal to the stock's market price on the grant date. The table below presents compensation expense for options granted below market price (in thousands):

2002	**2001**	**2000**
$ 334	$ 391	$ 428

1. Organization and Summary of Significant Accounting Policies

Stock Compensation Arrangements (continued)

If we had accounted for our employee stock options using the fair value method described in SFAS 123, our net income and earnings per share would have been reduced to the pro-forma amounts below (in thousands, except per share data):

	December 31, 2002	December 31, 2001	December 31, 2000
Reported net income	**$ 41,303**	$ 35,444	$ 28,076
Add: Stock-based employee compensation expense included in reported net income, net of the tax effect	**204**	237	264
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of the tax effect	**(2,350)**	(1,696)	(1,184)
Pro-forma net income	**$ 39,157**	$ 33,985	$ 27,156
Basic earnings per share			
As reported	**$ 1.70**	$ 1.39	$ 1.10
Pro-forma	**$ 1.62**	$ 1.34	$ 1.07
Diluted earnings per share			
As reported	**$ 1.62**	$ 1.33	$ 1.06
Pro-forma	**$ 1.53**	$ 1.27	$ 1.02

For purposes of pro-forma disclosures, the estimated fair value of employee options is ratably expensed over the options' vesting period. We estimated the fair value of these options at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2002	December 31, 2001	December 31, 2000
Risk-free interest rate	**4.98 %**	5.00 %	6.77 %
Expected dividend yield	**—**	—	—
Expected volatility	**0.35**	0.28	0.27
Weighted average expected life	**8.0 years**	7.5 years	7.3 years

The Black-Scholes option valuation model was developed to estimate the fair value of traded options that have no vesting restrictions and are fully transferable. Additionally, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options because:

1. The characteristics of our employee stock options are significantly different from those of traded options; and
2. Changes in the subjective input assumptions can materially affect the fair value estimate.

1. Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin (SAB) 101, *Revenue Recognition in Financial Statements,* and the appropriate amendments. SAB 101 requires that four basic criteria must be met before we can recognize revenue:

1. Persuasive evidence of an arrangement exists;
2. Delivery has occurred or services have been rendered;
3. The amounts recognized are fixed and determinable; and
4. Collectibility is reasonably assured.

We record revenue when customers take delivery of products. Customers may pick up products at any service center location, or products may be delivered via our trucks or third party carriers. Products shipped via third party carriers are considered delivered based on the shipping terms, which are generally FOB shipping point.

Derivatives and Hedging Activities

We recognize all derivatives at fair value on the balance sheet. The effective portion of changes in the fair value of derivatives qualifying as cash flow hedges are recognized in other comprehensive income until the hedged item is recognized in earnings, or until it becomes unlikely that the hedged transaction will occur. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

In May 2001, we entered into two interest rate swap agreements as cash flow hedges to reduce our exposure to fluctuations in interest rates. Any differences paid or received on our interest rate swaps were recognized as adjustments to interest expense over the life of each swap. The swaps expired on December 31, 2002, and no ineffectiveness was recognized over the life of the swaps.

Shipping and Handling Costs

We include shipping and handling fees billed to customers in net sales, and we record shipping and handling costs associated with inbound freight as cost of sales. The table below presents shipping and handling costs associated with outbound freight which we include in selling, general and administrative expenses (in thousands):

2002	**2001**	**2000**
$ 15,703	$ 14,724	$ 10,087

Reclassifications

We reclassified certain amounts in our 2001 and 2000 financial statements to conform to the 2002 presentation. These reclassifications had no effect on net income or earnings per share as previously reported for those years.

2. Goodwill and Other Intangible Assets

Goodwill represents the excess of the amount we paid to acquire a company over the estimated fair value of the net assets acquired. In June 2001, we adopted SFAS 141, *Business Combinations*, and in January 2002 we adopted SFAS 142, *Goodwill and Other Intangible Assets*. Under these new rules, we no longer amortize goodwill. Instead, we test goodwill for impairment annually or at any other time when impairment indicators exist. Under the provisions of SFAS 142, we continue to amortize our intangible assets consisting of non-compete agreements because they have finite lives.

We completed the transitional goodwill impairment test as required under SFAS 142 and determined that goodwill was not impaired. This transitional test required comparison of our Company's estimated fair value at January 1, 2002 to the book value, including goodwill. Additionally, we performed the first annual impairment test in October 2002 noting that goodwill is not impaired.

Through December 31, 2001, we amortized goodwill on a straight-line basis over periods ranging from 20-40 years.

We amortize non-compete agreements over the contractual terms.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

Balance at December 31, 2001	$	73,582
Acquired goodwill		34,157
Balance at December 31, 2002	$	107,739

Other intangible amortization expense was $2.3 million for the year ended December 31, 2002. The table below presents estimated amortization expense for other intangible assets for the next five years (in thousands):

2003	$	2,805
2004		1,839
2005		1,504
2006		935
2007		590

The table below provides a reconciliation of reported net income and earnings per share to adjusted net income and earnings per share as if the non-amortization provisions of SFAS 142 had been applied beginning January 1, 2000 (in thousands, except per share data):

		2002		2001		2000
Reported net income	**$**	**41,303**	$	35,444	$	28,076
Add back: goodwill amortization		—		2,179		1,647
Adjust: tax effect		—		(861)		(634)
Adjusted net income	**$**	**41,303**	$	36,762	$	29,089
Reported basic EPS	**$**	**1.70**	$	1.39	$	1.10
Add back: goodwill amortization		—		0.09		0.06
Adjust: tax effect		—		(0.03)		(0.02)
Adjusted basic EPS	**$**	**1.70**	$	1.45	$	1.14
Reported diluted EPS	**$**	**1.62**	$	1.33	$	1.06
Add back: goodwill amortization		—		0.08		0.06
Adjust: tax effect		—		(0.03)		(0.02)
Adjusted diluted EPS	**$**	**1.62**	$	1.38	$	1.10

Notes to Consolidated Financial Statements

3. Acquisitions

In August 2002, we purchased 100% of the outstanding common shares of Fort Wayne Pools, Inc. (Fort Wayne or the Fort Wayne Acquisition). Fort Wayne was a distributor and manufacturer of swimming pool equipment, parts and supplies, and its distribution network consisted of 22 service centers in 16 states.

The acquisition of Fort Wayne is consistent with our strategy of complementing our internal growth with the purchase of additional service centers. The acquisition of these additional 22 service centers will expand the reach and market share of our SPP network allowing us to enhance our service capabilities and better serve the growing pool industry. In the fourth quarter of 2002, we closed one location and consolidated 13 of the 22 acquired service centers with SPP locations. The remaining eight service centers will operate as part of the SPP network.

The approximate $49.7 million cash purchase price was determined based on negotiations with the former shareholders of Fort Wayne and our valuation considerations, which included historical and prospective earnings, net asset value and other valuation considerations consistent with our historical valuations of acquisitions. In accordance with the purchase agreement, we placed $1.0 million of the purchase price in an escrow account to secure certain indemnification and other post-closing obligations of the sellers, and any amounts remaining in the escrow account in August 2005 will be paid to the sellers.

We allocated the purchase price, net of cash acquired, as follows (in thousands):

Receivables	$ 16,500
Product inventories	18,000
Property and equipment	3,000
Goodwill	33,900
Non-compete agreements	4,400
Other assets	800
Accounts payable and other liabilities	(26,900)
	$ 49,700

We do not expect the goodwill recorded in connection with the Fort Wayne Acquisition to be deductible for tax purposes. Additionally, we signed non-compete agreements with certain former Fort Wayne shareholders providing for payments in the aggregate of $5.0 million over the next five years. We recorded the non-compete agreements at their present value of $4.4 million.

We have included the results of Fort Wayne's operations in the Consolidated Financial Statements since the acquisition date.

We completed three acquisitions in 2001 (the 2001 Acquisitions). In January 2001, we completed the purchase of substantially all of the assets and the assumption of certain liabilities of the pool division of Hughes Supply, Inc. (Hughes or the Hughes Acquisition). Hughes distributed swimming pool equipment, parts and supplies through 31 locations in the eastern half of the United States. The acquisition of these 31 service centers allowed us to further our presence in existing markets and enter new markets. Five of these service centers operate in the SCP network and the remaining 26 operate as part of the SPP network. We financed the approximate $47.5 million cash purchase price with borrowings under our revolving line of credit and a $25.0 million short-term seller's note issued by Hughes (the Hughes Note). The Hughes Note was fully paid in November 2001. We allocated the purchase price, net of cash acquired, as follows (in thousands):

Receivables	$ 11,000
Product inventories	27,000
Property and equipment	3,500
Goodwill	15,000
Non-compete agreement	3,000
Other assets	500
Accounts payable and other liabilities	(12,500)
	$ 47,500

3. Acquisitions (continued)

We expect the goodwill acquired in the Hughes Acquisition to be fully deductible for tax purposes. We are amortizing the non-compete agreement using the straight-line method over the agreement's five-year contractual life.

In July and October 2001, we acquired the capital stock of Exporlinea Importação e Exportação de Equipamentos para Tratamento de Águas E Outros, LDA (Exporlinea) and certain assets of Capital Pool Industries Limited (Capital), distributors of swimming pool equipment, parts and supplies. Exporlinea operated two service centers in Portimao and Lisbon, Portugal. Capital operated three service centers in Ontario, Canada. As a result of the Exporlinea and Capital Acquisitions, we expanded our international operations from four service centers to nine service centers.

We accounted for the 2001 Acquisitions using the purchase method of accounting, and we have included the results of operations in the Consolidated Financial Statements since their respective acquisition dates.

We completed two acquisitions in 2000 (the 2000 Acquisitions). In July 2000, we completed the purchase of substantially all of the assets and the assumption of certain liabilities of Superior Pool Products, Inc. (SPP or the Superior Acquisition), a distributor of swimming pool equipment, parts and supplies. The Superior Acquisition added 19 service centers in California, Arizona and Nevada allowing us to increase our presence in existing markets. We allocated the approximate $23.5 million cash purchase price, net of cash acquired, as follows (in thousands):

Receivables	$	5,500
Product inventories		10,000
Goodwill		10,500
Non-compete agreement		2,000
Accounts payable and other liabilities		(4,500)
	$	23,500

We expect the goodwill acquired in the Superior Acquisition to be fully deductible for tax purposes. We are amortizing the non-compete agreement using the straight-line method over the agreement's four-year contractual life.

In October 2000, we completed the purchase of substantially all of the assets and the assumption of certain liabilities of Pool-Rite, Inc., which distributed swimming pool equipment, parts and supplies through two service centers in Miami - Dade County, Florida.

We accounted for the 2000 Acquisitions using the purchase method of accounting, and we have included the results of operations in the Consolidated Financial Statements since their respective acquisition dates.

4. Details of Certain Balance Sheet Accounts

The table below presents additional information regarding certain balance sheet accounts (in thousands):

	December 31, 2002	2001
Receivables		
Trade accounts	**$ 58,253**	$ 45,675
Vendor rebates	**13,728**	15,443
Income tax receivable	**—**	465
Other	**1,460**	1,425
	73,441	63,008
Less allowance for doubtful accounts	**(3,299)**	(2,777)
	$ 70,142	$ 60,231
Property and equipment		
Land	**$ 1,105**	$ 1,026
Building	**1,207**	1,079
Leasehold improvements	**7,409**	4,084
Autos and trucks	**429**	556
Machinery and equipment	**13,553**	6,687
Computer equipment	**9,961**	7,124
Furniture and fixtures	**7,370**	5,297
	41,034	25,853
Less accumulated depreciation	**(20,113)**	(10,009)
	$ 20,921	$ 15,844
Intangible assets		
Non-compete agreements	**$ 13,957**	$ 9,529
Less accumulated amortization	**(5,989)**	(3,688)
	$ 7,968	$ 5,841
Other assets		
Loan financing fees	**$ 901**	$ 638
Escrow for Fort Wayne Acquisition	**1,000**	—
Deposits and other	**781**	2,385
	2,682	3,023
Less accumulated amortization	**(290)**	(33)
	$ 2,392	$ 2,990
Accrued expenses and other current liabilities		
Salaries, bonuses and profit sharing	**$ 13,592**	$ 9,824
Other	**11,116**	7,974
	$ 24,708	$ 17,798
Accumulated other comprehensive income (loss)		
Foreign currency items	**$ 91**	$ (281)
Net loss on cash flow hedge derivatives	**—**	(662)
	$ 91	$ (943)

5. Debt

The components of our debt for the past two years were as follows (in thousands):

	December 31,			
		2002		2001
Revolving Line of Credit, variable rate (effective interest rate of 3.7% at December 31, 2002), due November 2004	$	**125,175**	$	85,000
10% Convertible Notes, due in 2002		**—**		91
Payments due to former Fort Wayne shareholders, due in five $1.0 million annual installments in August of each year (interest imputed at 4.2%)		**4,427**		—
		129,602		85,091
Less current portion		**(885)**		(91)
	$	**128,717**	$	85,000

On November 27, 2001, we entered into a new credit agreement (the Credit Agreement) with a group of banks. This Credit Agreement replaced our previous Senior Loan Facility, which consisted of a Term Loan and a Revolver Loan. The Credit Agreement, which matures on November 27, 2004, allows us to borrow funds under a revolving line of credit (the Revolving Credit Facility). In August 2002, we expanded our borrowing capacity under the Revolving Credit Facility from $110.0 million to $150.0 million to facilitate the Fort Wayne Acquisition and share repurchases.

At December 31, 2002, there was $125.2 million outstanding and $24.8 million available for borrowing under the Revolving Credit Facility, subject to borrowing base availability supported by trade accounts receivable and product inventories. We pay a quarterly commitment fee of 0.30% to 0.45% (depending on our leverage ratio) of the unused portion of available credit under the Revolving Credit Facility.

The average effective interest rate of the Revolving Credit Facility was 3.7% for the twelve month period ended December 31, 2002. Interest on borrowings under the Revolving Credit Facility may be paid at either of the following rates, in each case depending on our leverage ratio:

a. the agent's corporate base rate or the federal funds rate plus 0.5%, whichever is higher, plus a margin ranging from 0.125% to 0.375%, or
b. the current Eurodollar Rate plus a margin ranging from 1.125% to 1.750%.

Substantially all of our assets, including the capital stock of our wholly-owned subsidiaries, secure our obligations under the Revolving Credit Facility. The Revolving Credit Facility has numerous restrictive covenants which require us to maintain a minimum net worth and fixed charge coverage and which also restrict our ability to pay dividends. As of December 31, 2002, we were in compliance with all the covenants and financial ratio requirements.

Additionally, in 2002 we signed non-compete agreements with certain former Fort Wayne shareholders providing for $1.0 million annual payments over the next five years. We recorded the non-compete agreements at their present value of $4.4 million.

In May 2001, we entered into two interest rate swap agreements, primarily to reduce our exposure to fluctuations in interest rates. Under the swap agreements, we agreed to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements were recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Both of our interest rate swaps, which expired on December 31, 2002, were designated as cash flow hedges. No ineffectiveness related to these two swaps was recognized in 2002.

6. Income Taxes

Income from continuing operations before the provision for income taxes is attributable to the following jurisdictions (in thousands):

	Year Ended December 31,		
	2002	2001	2000
United States	**$ 66,705**	$ 58,729	$ 44,231
Foreign	**1,005**	(144)	991
Total	**$ 67,710**	$ 58,585	$ 45,222

The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Current			
Federal	**$ 19,891**	$ 18,919	$ 16,321
Foreign	**275**	(5)	221
Other, primarily state	**3,333**	2,847	1,592
	23,499	21,761	18,134
Deferred			
Federal	**2,693**	1,200	(889)
Other, primarily state	**215**	180	(99)
	2,908	1,380	(988)
Total	**$ 26,407**	$ 23,141	$ 17,146

We paid income taxes totaling $18.7 million in 2002 and $18.4 million in 2001.

A reconciliation of the U.S. federal statutory tax rate to our effective tax rate on income before income taxes is as follows:

	December 31,		
	2002	2001	2000
Federal statutory rate	**35.00 %**	35.00 %	35.00 %
Other, primarily state income tax rate	**4.00**	4.50	2.92
Total effective tax rate	**39.00 %**	39.50 %	37.92 %

The components of the deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2002	2001
Deferred tax liabilities		
Intangible assets, primarily goodwill	**$ 8,338**	$ 5,267
Trade discounts on purchases	**1,692**	556
Prepaid expenses	**1,369**	1,447
Other	**1,138**	426
Total deferred tax liabilities	**12,537**	7,696
Deferred tax assets		
Product inventories	**828**	2,864
Allowance for doubtful accounts	**525**	865
Accrued expenses	**238**	1,025
Total deferred tax assets	**1,591**	4,754
Net deferred tax liabilities	**$ 10,946**	$ 2,942

6. Income Taxes (continued)

We reduce federal, state and foreign income taxes payable by the tax benefits associated with the exercise of stock options. We receive an income tax benefit based on the difference between the option exercise price and the fair market value of the stock at the time the option is exercised. This benefit, which we record in stockholders' equity, was $1.0 million in 2002 and $1.6 million in 2001.

Current U.S. income taxes and foreign withholding taxes and deferred income taxes were not provided on undistributed earnings of our non-U.S. subsidiaries. We intend to reinvest these earnings indefinitely in operations outside the United States.

7. Common Stock and Earnings Per Share

The table below presents the reconciliation of basic and diluted weighted average number of shares outstanding and the related earnings per share calculation (in thousands):

	Year Ended December 31,		
	2002	**2001**	**2000**
Numerator			
Net income	**$ 41,303**	$ 35,444	$ 28,076
Adjustment for interest expense, net of tax, on convertible notes	**6**	6	8
Numerator for diluted earnings per share	**$ 41,309**	$ 35,450	$ 28,084
Denominator			
Denominator for basic earnings per share – weighted average shares	**24,231**	25,425	25,486
Effect of dilutive securities			
Stock options	**988**	984	814
Employee stock purchase plan	**2**	2	—
Convertible notes	**304**	314	314
Denominator for diluted earnings per share	**25,525**	26,725	26,614

8. Commitments

We lease facilities for our corporate office, service centers, vehicles and equipment under non-cancelable operating leases that expire in various years through 2017. Most of our leases contain renewal options, some of which involve rate increases. The table below presents rent expense associated with these operating leases for the past three years (in thousands):

2002	2001	2000
$ 29,949	$ 25,115	$ 16,697

The table below sets forth the approximate future minimum lease payments as of December 31, 2002 related to non-cancelable operating leases with initial terms of one year or more (in thousands):

2003	$ 20,620
2004	16,541
2005	12,814
2006	8,949
2007	4,289
Thereafter	5,934

9. Related Party Transactions

In October 1999, we entered into a lease agreement with S&C Development, LLC for a service center in Mandeville, Louisiana. The sole member of S&C Development, LLC is A. David Cook, a SCP executive officer. The seven year lease term commenced on January 1, 2000, and we pay rent of $6,510 per month. In January 2002, we entered into a lease agreement with S&C Development, LLC for additional warehouse space adjacent to our Mandeville service center. The five year lease term commenced on February 4, 2002, and we pay rent of $4,123 per month. The total $10,633 monthly lease payment is for both facilities consisting of 21,100 square feet.

In January 2001, we entered into a lease agreement with S&C Development, LLC for a service center in Oklahoma City, Oklahoma. The ten year lease term commenced on November 10, 2001, and we pay rent of $11,990 per month for the 25,000 square foot facility.

In March 1997, we entered into a lease agreement with Kenneth St. Romain for a service center in Baton Rouge, Louisiana. Kenneth St. Romain is the son of Frank J. St. Romain, who, until January 1999, was President and Chief Executive Officer of SCP and who remains a director of SCP. In January 2002, we extended this lease for a second term of five years which commenced on March 1, 2002. We pay rent of $10,137 per month for the 23,500 square foot facility.

In May 2001, we entered into a lease agreement with Kenneth St. Romain for a service center in Jackson, Mississippi. The seven year lease term commenced on November 16, 2001, and we pay rent of $8,337 per month for the 20,000 square foot facility.

We believe the leases discussed above reflect fair market rates. The table below presents rent expense associated with these leases for the past three years (in thousands):

2002	2001	2000
$ 493	$ 230	$ 201

In February 2002, our Board of Directors determined that our Company will no longer enter into material transactions with related parties.

10. Employee Benefit Plans

We offer a 401(k) savings and retirement plan, which provides benefits for substantially all employees who meet minimum age and length of service requirements. In 2002, eligible employees were able to contribute up to 15% of their base compensation, subject to the federal dollar limit. Beginning in 2003, eligible employees may contribute up to 25% of their base compensation, subject to the federal dollar limit. For plan participants, we contribute 50% of employee contributions up to 6% of their base compensation. Additionally, we make discretionary contributions to this plan under a profit-sharing provision.

The employee and Company sponsored contributions are invested in certain equity and fixed income securities based on individual employee elections.

The table below sets forth our matching contributions and profit-sharing contributions for the past three years (in thousands):

	2002	2001	2000
Matching contributions	**$ 1,600**	$ 1,476	$ 894
Profit sharing contributions	**831**	392	954

11. Stock Option and Stock Purchase Plans

Stock options represent the right to purchase shares of our common stock in the future at a price that is fixed on the day the options are granted (the grant date).

The table below summarizes our stock option activity for the past three years (in thousands, except weighted average exercise price and fair value):

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	**2,733,472**	**$ 9.61**	2,365,098	$ 6.48	1,755,381	$ 4.53
Granted equal to fair value	**393,700**	**28.04**	625,575	20.03	731,903	11.34
Granted less than fair value	**—**	**—**	22,950	0.01	67,500	0.01
Total granted	**393,700**		648,525		799,403	
Exercised	**103,997**	**5.93**	255,439	4.78	180,686	4.73
Forfeitures	**36,422**	**21.89**	24,712	15.23	9,000	8.42
Outstanding - end of year	**2,986,753**	**12.06**	2,733,472	9.61	2,365,098	6.48
Exercisable at end of year	**1,265,025**	**6.96**	1,265,671	5.95	1,144,523	4.91
Weighted average fair value of options granted during the year		**13.90**		9.01		5.77

The table below summarizes information about stock options outstanding and exercisable at December 31, 2002 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options	
Range of exercise prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.00 to $ 5.98	1,070	4.9 years	$ 3.65	785	$ 3.96
$ 5.99 to $ 11.97	873	6.6 years	$ 9.61	314	$ 7.34
$ 11.98 to $ 17.96	60	7.4 years	$ 15.29	46	$ 15.13
$ 17.97 to $ 23.95	598	8.2 years	$ 20.02	105	$ 21.70
$ 23.96 to $ 29.94	386	9.1 years	$ 28.04	15	$ 27.81
$ 0.00 to $ 29.94	2,987	6.7 years	$ 12.06	1,265	$ 6.96

Under the 1995 Stock Option Plan (the 1995 Plan) our Board of Directors (the Board) was authorized to grant stock options to employees, agents, consultants or independent contractors. No more than 2,025,000 shares could be issued under the 1995 Plan. The exercise price of the granted options was equal to our stock's market price on the grant date. These options generally were exercisable two years after the grant date, and they expire ten years from the grant date. In May 1998, the Board suspended the 1995 Plan. Options granted prior to the suspension were not affected by this action.

In May 1998, our stockholders approved the 1998 Stock Option Plan (the 1998 Plan), which authorized the Board to grant stock options, stock appreciation rights, restricted stock and performance awards to employees, agents, consultants or independent contractors. No more than 2,531,250 shares could be issued under this plan. In 2002, the Board granted 351,200 options under the 1998 Plan to our employees and officers. Granted options usually have an exercise price equal to our stock's market price on the grant date. These options generally may be exercised three or more years after the grant date, and they expire ten years after the grant date. In May 2002, the Board suspended the 1998 Plan. Options granted prior to the suspension were not affected by this action.

Notes to Consolidated Financial Statements

11. Stock Option and Stock Purchase Plans (continued)

In May 2002, our stockholders approved the 2002 Long-Term Incentive Plan (the 2002 Plan), which authorizes the Board to grant stock options and restricted stock awards to employees, agents, consultants or independent contractors. No more than 700,000 shares may be issued under this plan. As of December 31, 2002, no shares were issued under the 2002 Plan. Granted options will have an exercise price equal to our stock's market price on the grant date. These options generally may be exercised three or more years after the grant date, and they expire ten years after the grant date.

The SCP Pool Corporation Non-Employee Directors Equity Incentive Plan permits the Board to grant stock options to each non-employee director. No more than 600,000 shares may be issued under this plan. In 2002, we granted 42,500 options to the non-employee directors. As of December 31, 2002, 177,345 shares were available for grant. The exercise price of the granted options was equal to our stock's market price on the grant date. The options generally may be exercised one year after the grant date, and they expire ten years after the grant date.

In March 1998, the Board adopted the SCP Pool Corporation Employee Stock Purchase Plan. Under this plan, employees who meet minimum age and length of service requirements may purchase stock at 85% of the lower of:

a. The closing price of our common stock at the end of a six month period ending either June 30 or December 31; or
b. The average of the beginning and ending closing prices of our common stock for such six month period.

No more than 425,000 shares of our common stock may be issued under this plan. In 2002, we issued 22,025 shares under this plan, and 326,740 shares remained available at December 31, 2002.

12. Quarterly Financial Data (Unaudited)

The table below summarizes the unaudited quarterly operating results of operations for the past two years (in thousands, except per share data):

	Quarter							
	2002				2001			
	First	**Second**	**Third**	**Fourth**	**First**	**Second**	**Third**	**Fourth**
Jet sales	**$ 171,354**	**$ 364,088**	**$ 288,799**	**$ 159,005**	$ 155,207	$ 331,685	$ 235,742	$ 131,600
Gross profit	**43,502**	**96,695**	**75,069**	**40,266**	38,104	87,858	61,659	33,253
Jet income (loss)	**1,902**	**28,602**	**14,204**	**(3,405)**	1,042	25,466	12,752	(3,816)
Jet income (loss) per share								
Basic	**$ 0.08**	**$ 1.15**	**$ 0.60**	**$ (0.15)**	$ 0.04	$ 0.99	$ 0.50	$ (0.15)
Diluted	**$ 0.07**	**$ 1.09**	**$ 0.57**	**$ (0.15)**	$ 0.04	$ 0.95	$ 0.47	$ (0.15)

The sum of diluted earnings per share for each of the quarters may not equal the total diluted earnings per share for the annual period because there is a difference in the way that in-the-money stock options are considered from quarter to quarter under the requirements of SFAS 128, *Earnings per Share.*

In the fourth quarter of 2001, our effective income tax rate increased from 38.5% to 39.5%. Accordingly, we recorded additional income tax expense of approximately $0.6 million in the fourth quarter of 2001.

Additionally, we wrote-off approximately $0.2 million of capitalized financing costs in the fourth quarter of 2001 when we replaced the Senior Loan Facility one year prior to the maturity date.

Selected Financial Data

The table below sets forth selected financial data from the Consolidated Financial Statements. You should read this information in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and accompanying Notes.

(In thousands, except per share data)	Year Ended December 31, (1)				
	2002	**2001**	**2000**	**1999**	**1998**
Statement of Income Data					
Net sales	**$ 983,246**	$ 854,234	$ 672,273	$ 572,091	$ 459,059
Income before change in accounting principle (2)	**41,303**	35,444	28,076	21,622	13,738
Income before change in accounting principle per share of common stock					
Basic	**$ 1.70**	$ 1.39	$ 1.10	$ 0.83	$ 0.53
Diluted	**$ 1.62**	$ 1.33	$ 1.06	$ 0.81	$ 0.51
Balance Sheet Data					
Working capital	**$ 144,174**	$ 136,856	$ 88,908	$ 63,774	$ 61,672
Total assets	**402,094**	348,590	251,905	194,141	163,788
Total long-term debt, including current portion	**129,602**	85,091	40,991	27,766	33,696
Stockholders' equity	**141,941**	144,572	123,195	97,612	80,564
Other					
Base business sales growth (3)	**10 %**	3 %	n/a	n/a	n/a
Same store sales growth (4)	**10 %**	2 %	11 %	14 %	14 %
Number of service centers at year end	**185**	172	129	102	90

(1) During the years 1998 to 2002, we successfully completed 13 acquisitions consisting of 115 service centers, of which 31 were closed or consolidated into existing service centers.

(2) In 1999, we adopted Statement of Position 98-5, *Reporting on the Costs of Start-Up Activities,* and recognized a cumulative effect adjustment, net of a tax benefit, of $544,000, or a net loss of $0.02 per share.

(3) In the fourth quarter of 2002, we began to calculate base business sales growth by excluding the following service centers from the calculation for 15 months: (i) service centers acquired within the past 15 months, (ii) service centers consolidated with acquired locations and (iii) new service centers opened in new markets within the past 15 months. Base business sales growth was not calculated in 2000, 1999 or 1998. Base business sales growth is consistent with measures used by other distributors.

(4) We calculate same store sales growth by excluding the following service centers from the calculation for 15 months: (i) service centers acquired or opened within the past 15 months, (ii) service centers consolidated with acquired locations and (iii) service centers that experience market disruption due to their location in the immediate market area of those mentioned above.

2002 Management's Financial Review

General

We sell everything necessary to build, maintain, install and overhaul residential and small commercial swimming pools, including:

- swimming pool equipment;
- parts and supplies;
- chemicals;
- cleaners;
- packaged pools;
- liners;
- filters;
- heaters;
- pumps;
- lights;
- repair parts; and
- other equipment.

Since 1999, we have significantly increased our offering of complementary products including:

- building materials;
- electrical supplies;
- toys and games;
- water features such as fountains; and
- spas and spa accessories.

We primarily sell to:

- swimming pool remodelers and builders;
- retail swimming pool stores; and
- swimming pool repair and service companies.

These customers are mostly small, family owned businesses with relatively limited capital resources. We maintain a strict credit policy. In the past, losses from customer receivables have been within our expectations.

Our expenses consist primarily of (i) the cost of products purchased for resale and (ii) operating expenses which are primarily related to labor, occupancy, freight, marketing, and selling and administrative expenses. We compete for business and may respond to competitive pressures by lowering prices in order to maintain our market share. Such measures adversely affect our gross margins and operating results.

We calculate same store growth by excluding the following service centers from the calculation for 15 months:

- New service centers opened within the past 15 months;
- Service centers acquired within the past 15 months;
- Service centers consolidated with acquired service centers; and
- Service centers that experience market disruption due to their location in the immediate market areas of those mentioned above.

General (continued)

Beginning in the fourth quarter of 2002, we began calculating our "base business" growth, which is consistent with measures used by other distributors. We calculate base business growth by excluding the following service centers from the calculation for 15 months:

- Service centers acquired within the past 15 months;
- Service centers consolidated with acquired service centers; and
- New service centers opened in new markets in the past 15 months.

The base business calculation differs slightly from the same store calculation because base business includes (i) new service centers opened in existing markets and (ii) service centers affected due to their location in the immediate market areas of newly opened or acquired locations. Additionally, we allocate overhead expenses to the base business by considering base business net sales as a percentage of total net sales.

The Swimming Pool Industry

We believe that the swimming pool industry is relatively young, with room for tremendous growth. Of the approximately 68 million households in the United States that have the economic capacity and the yard space to have a swimming pool, barely 10% own a pool. The industry has grown at a 4-5% annual rate for the past 20 years.

We believe the swimming pool industry will continue to grow 4-5% annually over the next five years, primarily by the need to maintain the growing installed base of pools and secondarily by new pool installations.

The greater part of revenues in our industry is derived from the maintenance of existing swimming pools and the repair and replacement of the equipment that maintains those pools. Thus, the industry generally has not been negatively affected by economic downturns, although there is no assurance that this will continue.

The demand for new pools is driven by the perceived benefits of pool ownership including relaxation, entertainment, family activity, exercise, convenience and landscaping. The industry competes for new pool sales against other discretionary consumer purchases such as kitchen and bathroom remodeling, boats, motorcycles, recreational vehicles, and vacations.

The business in the swimming pool industry is seasonal, and weather is the biggest challenge. The industry is also affected by other factors including consumer saving and discretionary spending levels, the rate of new housing construction and consumer attitudes toward pool products for environmental or safety reasons.

Critical Accounting Policies

Critical accounting policies are those that are both important to the accurate portrayal of a company's financial condition and results, and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the nature of our business is such that there are few, if any, complex challenges in accounting for operations.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States (GAAP), we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following five accounting policies that require us to make estimates in order to present fairly our consolidated financial position and results of operations.

Critical Accounting Policies (continued)

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses if our customers do not make required payments. We perform periodic credit evaluations of our customers and we typically do not require collateral. Consistent with industry practices, we require payment from our customers within 30 days except for sales under early-buy programs for which we provide extended payment terms to qualified customers. The extended terms require payments in equal installments in April, May and June or May and June, depending on geographical location. In the past, credit losses have been within our expectations.

As our business is seasonal, our customers' businesses are also seasonal. Sales are lowest in the winter months, and our past due accounts receivable balance generally increases during this time. We provide reserves for uncollectible accounts based on the accounts receivable aging ranging from 0.2% for amounts currently due up to 100% for specific accounts more than 60 days past due.

At the end of each year, we perform a specific reserve analysis of all accounts with past due balances greater than $25,000. Additionally, we perform a general reserve analysis on the balance of our accounts receivables with emphasis on the remainder of the past due portion of the aging. As we review these past due accounts, we evaluate collectibility based on a combination of factors including:

- aging statistics and trends;
- customer payment history;
- independent credit reports; and
- discussions with customers.

During the year, we write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote. Such write-offs are charged against our allowance for doubtful accounts. In the past five years, write-offs have averaged approximately 0.2% of net sales.

If the balance of the accounts receivable reserve increased or decreased by 50% at December 31, 2002, pretax income would change by approximately $1.7 million or $0.04 per diluted share based on the number of diluted shares outstanding at December 31, 2002.

Inventory Obsolescence and Shrink Reserve

Product inventories represent the largest asset on our balance sheet. Our goal is to manage our inventory such that we minimize stock-outs and provide the highest level of service to our customers. To do this, we maintain at each service center an adequate inventory of SKUs with the highest sales volume. At the same time, we continuously strive to better manage our slower moving classes of inventory which are not as critical to our customers and thus inherently have lower velocity. Service centers classify products into 13 classes based on sales at that location over the past 12 months. The table below presents a description of these inventory classes:

Classes 1-3	Fastest moving items, which represent approximately 80% of net sales at the service center
Classes 4-12	Slower moving items, which we keep in stock to provide a high level of customer service
Class 13	Products with no sales at a particular service center for the past twelve months or special order products not yet delivered to the customer

Critical Accounting Policies

Inventory Obsolescence and Shrink Reserve (continued)

Products in classes 1-3 turn quickly, thus there is little risk of obsolescence. We establish our reserve for inventory obsolescence based on inventory classes 4-13, with particular emphasis on SKUs with the weakest sales over the previous 12 months. The reserve is intended to reflect the value of inventory that we may not be able to sell at a profit. We believe our greatest exposure to inventory obsolescence is inventory classes 4-13. We provide a general reserve of 5% for such inventory. We also provide an additional 5% reserve for excess inventory in classes 4-12 and an additional 45% for excess class 13 inventory. We define excess inventory as the amount of inventory on hand in excess of the previous 12 months usage on a company-wide basis.

In evaluating the adequacy of the reserve for inventory obsolescence and shrink, we consider a combination of factors including:

- the level of inventory in relationship to historical sales level by product, including inventory usage by class based on product sales at both the service center and company levels;
- changes in customer preferences;
- the experience of the service center manager;
- the previous inventory management performance of the service center;
- geographical location; and
- new product offerings.

The reserve for inventory obsolescence may periodically require adjustment as changes occur in the above-identified factors.

If the balance of the inventory reserve increased or decreased by 50% at December 31, 2002, pretax income would change by approximately $1.6 million or $0.04 per diluted share based on the number of diluted shares outstanding at December 31, 2002.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin (SAB) 101, *Revenue Recognition in Financial Statements,* and the appropriate amendments. SAB 101 requires that four basic criteria must be met before we can recognize revenue:

1. Persuasive evidence of an arrangement exists;
2. Delivery has occurred or services have been rendered;
3. The amounts recognized are fixed and determinable; and
4. Collectibility is reasonably assured.

We record revenue when customers take delivery of products. Customers may pick up products at any service center location, or products may be delivered via our trucks or third party carriers. Products shipped via third party carriers are considered delivered based on the shipping terms, which are generally FOB shipping point.

We may offer volume rebates, which we accrue monthly as an adjustment to net sales. Additionally, in certain markets, we may offer discount terms of 5% for invoices paid within 10 days. We record customer returns, including those associated with early-buy programs, as an adjustment to net sales. In the past, customer returns have not been material.

Critical Accounting Policies (continued)

Vendor Rebates

We account for vendor rebates in accordance with the Emerging Issues Task Force Issue 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.* Many of our arrangements with our vendors provide for us to receive a rebate of a specified amount of consideration, payable to us when we achieve any of a number of measures, generally related to a specified cumulative level of purchases from our vendors. We account for such rebates as a reduction of the prices of the vendor's products and therefore as a reduction of inventory until we sell the product, at which time such rebates reduce cost of sales in our income statement. Throughout the year, we estimate the amount of the rebate earned based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels.

If market conditions were to change, vendors may change the terms of some or all of these programs. Such changes could lower or raise our gross margins on products we sell or revenues earned.

Goodwill

Goodwill represents the excess of acquisition costs over the estimated fair value of net assets acquired. At December 31, 2002, our net goodwill balance was $107.7 million, representing 27% of total assets and 76% of stockholders' equity.

In January 2002, we adopted SFAS 142, *Goodwill and Other Intangible Assets.* Under these new rules, we no longer amortize goodwill. Instead, we test goodwill for impairment annually or at any other time when impairment indicators exist.

We completed the transitional goodwill impairment test as required under SFAS 142 and determined that goodwill was not impaired. This transitional test required comparison of our Company's estimated fair value at January 1, 2002 to the book value, including goodwill. Additionally, we performed the first annual impairment test in October 2002 noting that goodwill is not impaired.

If circumstances change or events occur to indicate that our Company's fair market value has fallen below the book value, we will compare the estimated fair value of the goodwill to its book value. If the book value of goodwill exceeds the estimated fair value of goodwill, we will recognize the difference as an impairment loss in operating income.

Results of Operations

The table below summarizes information derived from our Consolidated Statements of Income expressed as a percentage of net sales for the past three years:

	Year Ended December 31,		
	2002	**2001**	**2000**
Net sales	**100.0 %**	100.0 %	100.0 %
Cost of sales	**74.0**	74.1	75.5
Gross profit	**26.0**	25.9	24.5
Selling and administrative expenses	**18.6**	18.1	16.9
Goodwill amortization	—	0.3	0.3
Operating income	**7.4**	7.5	7.3
Interest expense	**0.5**	0.6	0.5
Income before income taxes	**6.9**	6.9	6.7

Note: Percentages may not add to total due to rounding.

Results of Operations (continued)

The following discussion of consolidated operating results includes the operating results from acquisitions in 2002, 2001 and 2000. We accounted for these acquisitions using the purchase method of accounting, and we have included the results of operations in our consolidated results since the respective acquisition dates.

2002 compared to 2001

(In thousands)	**Base Business Year Ended December 31,**		**Acquisitions Year Ended December 31,**	
	2002	**2001**	**2002**	**2001**
Net sales	$ **908,822**	$ 824,340	$ **74,424**	$ 29,894
Gross profit	**236,027**	213,238	**19,505**	7,636
Gross margin	**26.0%**	25.9%	**26.2%**	25.5%
SG&A expenses	**162,508**	147,523	**20,337**	7,304
SG&A expenses as a % of net sales	**17.9%**	17.9%	**27.3%**	24.4%
Operating income (loss)	**73,519**	65,715	**(832)**	332
Operating margin	**8.1%**	8.0%	**(1.1)%**	1.1%

Note: 2001 excludes goodwill amortization.

Net sales increased $129.0 million, or 15%, to $983.2 million in 2002 from $854.2 million in 2001. Base business growth of 10% contributed $84.5 million to the increase, while acquired service centers (primarily the Fort Wayne Acquisition in August 2002 and secondarily part of the Hughes Acquisition in January 2001) and service centers consolidated with acquired locations accounted for the remaining increase. Same store sales growth was also 10% in 2002. The increase in base business sales is primarily due to the following:

- More favorable weather conditions in 2002;
- A larger installed base of swimming pools resulting in increased sales of non-discretionary products; and
- The continued successful execution of our sales, marketing and service programs.

Gross profit increased $34.6 million, or 16%, to $255.5 million in 2002 from $220.9 million in 2001. This increase was primarily due to the increase in net sales. Base business gross profit contributed $22.8 million to the increase, while acquired service centers and service centers consolidated with acquired locations accounted for the remaining increase. Same store gross profit contributed $12.5 million to the increase.

Gross profit as a percentage of net sales ("gross margin") remained relatively unchanged at 26.0% in 2002 compared to 25.9% in 2001.

Excluding goodwill amortization in 2001, operating expenses increased $28.0 million, or 18%, to $182.8 million in 2002 from $154.8 million in 2001. Operating expenses relating to the base business contributed $15.0 million to this increase, while acquired service centers and locations consolidated with acquired service centers accounted for the remaining increase. Excluding goodwill amortization in 2001, operating expenses as a percentage of net sales increased to 18.6% in 2002 from 18.1% in 2001, primarily due to the dilutive impact of newly opened and acquired service centers. Base business operating expenses as a percentage of net sales remained unchanged at 17.9% in 2002 and 2001. On a same store basis, operating expenses increased $5.9 million in 2002 compared to 2001.

Results of Operations

***2002 compared to 2001* (continued)**

Interest expense decreased $0.3 million to $5.0 million in 2002 from $5.3 million in 2001. Although average debt outstanding was higher in 2002, the effective interest rate decreased to 3.7% in 2002 from 5.0% in 2001, which is consistent with the overall decline in interest rates over the past year.

Income taxes increased $3.3 million to $26.4 million for 2002 compared to $23.1 million for 2001, primarily due to the $9.1 million increase in income before income taxes. In the first quarter of 2002, our effective income tax rate decreased to 39.0% from 39.5% as a result of changes in our state income tax mix, and income tax expense in 2002 was booked at an effective rate of 39.0%.

2001 compared to 2000

(In thousands)	**Base Business**		**Acquisitions and New Markets**	
	Year Ended December 31,		**Year Ended December 31,**	
	2001	**2000**	**2001**	**2000**
Net sales	**$ 663,660**	$ 646,561	**$ 190,574**	$ 25,712
Gross profit	**175,915**	160,115	**44,959**	4,265
Gross margin	**26.5 %**	24.8 %	**23.6 %**	16.6 %
SG&A expenses	**119,742**	111,091	**37,264**	4,475
SG&A expenses as a % of net sales	**18.0 %**	17.2 %	**19.6 %**	17.4 %
Operating income (loss)	**56,174**	49,024	**7,694**	(210)
Operating margin	**8.5 %**	7.6 %	**4.0 %**	(0.8)%

Net sales increased $181.9 million, or 27%, to $854.2 million in 2001 compared to $672.3 million in 2000. Service centers acquired (primarily the Hughes Acquisition of January 2001 and secondarily part of the Superior Acquisition of July 2000) and new locations opened in new markets in the past 15 months contributed $164.8 million to the increase in net sales, while the balance of the increase was attributable to 3% base business growth. Same store sales growth was 2% in 2001.

The base business sales growth trend was adversely affected in 2001 primarily by unfavorable weather throughout most of the year. The pool season experienced a slow start with extended cold weather in the North and unusually wet conditions in the South. Mild temperatures in the North during the summer months further aggravated the season's slow start, while a stagnant tropical system shut down the pool business in the south central United States for two weeks in June, which is typically the most active sales month. Additionally, the tragic events of September 11th put a damper on 2001 late season sales in the swimming pool industry.

Results of Operations

2001 compared to 2000 (continued)

Gross profit increased $56.5 million, or 34%, to $220.9 million in 2001 compared to $164.4 million in 2000. Base business gross profit growth of nearly 10% contributed $15.8 million to the increase, while acquired locations and new service centers in new markets accounted for the remaining increase. Same store gross profit growth was nearly 9% in 2001. Base business gross profit growth was due to several factors including:

- a 3% increase in base business sales;
- improvements in pricing accuracy and greater pricing discipline at the point of sale;
- a continued focus on a preferred vendor program initiated in 1999 which encourages service centers to purchase products from a smaller number of vendors in order to effect more efficient purchasing and inventory management;
- increased sales of complementary products that typically enjoy higher gross margins; and
- the utilization of centralized shipping locations which purchase slower turning inventories (such as parts) in bulk quantities and then redistribute products to service centers.

These improvements led to an increase in gross margin to 25.9% in 2001 from 24.5% in 2000, despite the dilutive impact of newly opened and acquired service centers. Base business gross margin increased to 26.5% in 2001 from 24.8% in 2000.

Operating expenses consisting of selling and administrative expenses and goodwill amortization increased $41.4 million, or 36%, to $157.0 million in 2001 from $115.6 million in 2000. Acquired service centers and new locations in new markets accounted for $32.7 million of the increase. Base business operating expenses increased $8.7 million primarily due to the following:

- increases in salary expense to support the increase in sales and a continued focus on improving customer service;
- an increase in occupancy costs due to the relocation of existing service centers to larger sites to accommodate their growth in activity and the introduction of new products; and
- an increase in freight costs resulting from higher gas prices in 2001.

Operating expenses as a percentage of net sales increased to 18.4% in 2001 from 17.2% in 2000. Base business operating expense as a percentage of net sales increased 80 basis points to 18.0% in 2001 from 17.2% in 2000, primarily due to our increased investment in sales, marketing and service programs and lower than expected sales in 2001 caused by the unfavorable weather conditions discussed above.

Interest expense increased $1.7 million to $5.3 million in 2001 from $3.6 million in 2000 primarily because average debt outstanding increased to $63.8 million in 2001 compared to $38.3 million in 2000. Additionally, we wrote-off approximately $0.2 million of financing costs in the fourth quarter of 2001 when we replaced our Senior Loan Facility one year prior to the maturity date.

Income taxes increased $6.0 million to $23.1 million for 2001 compared to $17.1 million for 2000, primarily due to the $13.4 million increase in income before income taxes. During the fourth quarter of 2001, our effective income tax rate increased to 39.5% from 38.5% as a result of changes in our state income tax mix.

Seasonality and Quarterly Fluctuations

Our business is highly seasonal, and weather is the principal external factor affecting our business. The table below presents some of the possible effects resulting from various weather conditions:

Weather	Possible Effects
Hot and dry	• Increased purchases of chemicals and supplies for existing swimming pools • Increased purchases of above-ground pools
Unseasonably cool weather or extraordinary amounts of rain	• Fewer pool installations • Decreased purchases of chemicals and supplies • Decreased purchases of impulse items such as above-ground pools and accessories
Unseasonably early warming trends (primarily in the northern half of the US)	• A longer pool season, thus increasing our sales
Unseasonably late warming trends (primarily in the northern half of the US)	• A shorter pool season, thus decreasing our sales

In general, sales and operating income are highest during the second and third quarters, which represent the peak months of swimming pool use and installation. Sales are substantially lower during the first and fourth quarters when we may incur net losses.

In 2002, approximately 66% of net sales were generated in the second and third quarters of the year, and approximately 100% of operating income was generated in that same period.

We typically experience a build-up of product inventories and accounts payable during the winter months in anticipation of the upcoming peak selling season. Excluding borrowings to finance acquisitions and share repurchases, our peak borrowing usually occurs in late first quarter or early second quarter, primarily because extended payment terms offered by our suppliers typically are payable in April, May and June, while our peak accounts receivable collections typically occur in June, July and August.

We expect that our quarterly results of operations will continue to fluctuate depending on the timing and amount of revenue contributed by new and acquired service centers. We attempt to open new service centers at the end of the fourth quarter or the first quarter of the subsequent year to take advantage of preseason sales programs and the upcoming peak selling season.

The table below presents certain unaudited quarterly data for 2002 and 2001. In our opinion, this information reflects all normal and recurring adjustments considered necessary for a fair presentation of this data. The results of any one or more quarters are not necessarily a good indication of results for an entire fiscal year or of continuing trends.

(Unaudited)	QUARTER							
(in thousands)	2002				2001			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$ 171,354	$ 364,088	$ 288,799	$ 159,005	$ 155,207	$ 331,685	$ 235,742	$ 131,600
Gross profit	43,502	96,695	75,069	40,266	38,104	87,858	61,659	33,253
Operating income (loss)	4,331	48,375	24,447	(4,466)	3,212	42,807	21,768	(3,919)
Net sales as a % of annual net sales	18 %	37 %	29 %	16 %	18 %	39 %	28 %	15 %
Gross profit as a % of annual gross profit	17 %	38 %	29 %	16 %	17 %	40 %	28 %	15 %
Operating income (loss) as a % of annual operating income	6 %	66 %	34 %	(6)%	5 %	67 %	34 %	(6)%

2002 Management's Financial Review

Liquidity and Capital Resources

Liquidity is defined as the ability to generate adequate amounts of cash to meet the current need for cash. We assess our liquidity in terms of our ability to generate cash to fund our operating activities, taking into consideration the seasonal nature of our business. Significant factors which could affect liquidity include the following:

- The adequacy of available bank lines of credit;
- The ability to attract long-term capital with satisfactory terms;
- Cash flows generated from operating activities;
- Acquisitions;
- The timing and extent of share repurchases; and
- Capital expenditures.

Our primary sources of working capital are cash from operations supplemented by bank borrowings under a credit agreement (the Credit Agreement) with a group of banks. Our primary capital needs are seasonal working capital obligations and other general corporate purposes, including acquisitions and share repurchases. In the past, borrowings, together with cash from operations and seller financing, have been sufficient to support our growth and to finance acquisitions.

The Credit Agreement, which matures on November 27, 2004, allows us to borrow under a revolving line of credit (the Revolving Credit Facility). In August 2002, we expanded our borrowing capacity under the Revolving Credit Facility from $110.0 million to $150.0 million to facilitate the Fort Wayne Acquisition and share repurchases.

During the twelve months ended December 31, 2002, we received net proceeds of $40.2 million under the Revolving Credit Facility. At December 31, 2002, there was $125.2 million outstanding and $24.8 million available for borrowing under the Revolving Credit Facility, subject to borrowing base availability supported by trade accounts receivable and product inventories. In order to meet seasonal working capital needs, in the first quarter of 2003 we also borrowed additional funds in the form of two short-term notes. On March 13, 2003, there was $7.0 million outstanding and $3.0 million available for borrowing under these notes.

The average effective interest rate of the Revolving Credit Facility was 3.7% for the twelve month period ended December 31, 2002. Interest on borrowings under the Revolving Credit Facility may be paid at either of the following rates, in each case depending on our leverage ratio:

a. the agent's corporate base rate or the federal funds rate plus 0.5%, whichever is higher, plus a margin ranging from 0.125% to 0.375%, or
b. the current Eurodollar Rate plus a margin ranging from 1.125% to 1.750%.

Substantially all of our assets, including the capital stock of our wholly-owned subsidiaries, secure our obligations under the Revolving Credit Facility. The Revolving Credit Facility has numerous restrictive covenants, which require that we maintain a minimum net worth and fixed charge coverage and which also restrict our ability to pay dividends. As of December 31, 2002, we were in compliance with all covenants and financial ratio requirements.

At December 31, 2002, our contractual obligations of long-term debt and operating leases were as follows (in thousands):

		Payments due by period			
Contractual obligations	Total	Less than 1 year	1-2 years	3-4 years	5 years and thereafter
Long-term debt	$ 129,602	$ 885	$ 126,946	$ 1,771	$ —
Operating leases	69,147	20,620	29,355	13,238	5,934
	$ 198,749	$ 21,505	$ 156,301	$ 15,009	$ 5,934

Liquidity and Capital Resources (continued)

Net cash provided by operating activities increased $32.4 million to $59.2 million in 2002 from $26.8 million in 2001, primarily due to the decrease in product inventories, partially offset by the decrease in accounts payable. In 2001, net cash provided by operating activities increased $8.5 million to $26.8 million from $18.3 million in 2000, primarily due to a $7.3 million increase in net income.

In the fourth quarter of 2001, we made payments to vendors of approximately $27.4 million for product inventory receipts with extended terms. We made these payments to take advantage of prompt payment discounts offered by manufacturers in the fourth quarter of 2001. Such off season early buy purchases are normal in the pool industry except for manufacturers choosing to ship on a more accelerated basis in the fourth quarter of 2001 versus prior year fourth quarters. These purchases consisted mainly of high velocity whole goods such as pumps, filters, heaters and cleaners with little risk of obsolescence.

Initially, acquisitions are financed through increased borrowings under our Revolving Credit Facility and those borrowings are then reduced with cash flows from operations. The same principle applies for funds used for share repurchases and capital expenditures.

We believe we have adequate availability of capital to fund present operations and anticipated growth, including expansion in existing and targeted market areas. We continually evaluate potential acquisitions and we have held discussions with a number of acquisition candidates. However, we currently have no binding agreement with respect to any acquisition candidate. If suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms. Additionally, we may issue common or preferred stock to raise funds.

Accounts Receivable and the Allowance for Doubtful Accounts

Excluding the approximate $5.9 million Fort Wayne accounts receivable, accounts receivable increased $4.0 million, or 7%, to $64.2 million at December 31, 2002 compared to $60.2 million at December 31, 2001. This increase is less than the 10% increase in base business net sales between periods.

The allowance for doubtful accounts increased to $3.3 million at December 31, 2002 from $2.8 million at December 31, 2001. This increase is consistent with the increase in gross and past due accounts receivable from 2001 to 2002. We continue to maintain an adequate reserve of the greater than 60 days past due receivables. The allowance remained relatively consistent as a percentage of the greater than 60 days past due receivables at 47.7% at December 31, 2002 compared to 45.9% at December 31, 2001.

Product Inventories and the Reserve for Shrink and Obsolescence

Excluding the approximate $20.9 million Fort Wayne inventory, product inventories decreased $18.7 million, or 10%, to $162.8 million at December 31, 2002 from $181.5 million at December 31, 2001. As discussed in our 2001 annual report on Form 10-K, the inventory balance at the end of 2001 was approximately $35.0 million higher than typically required at the end of the year because we received significant early-buy purchases in the fourth quarter of 2001 from manufacturers motivated to reduce their own inventory levels. Adjusted for the additional $35.0 million of inventory received in late 2001 and excluding the Fort Wayne inventory in 2002, our base business inventory increased by approximately $16.3 million, or 11%, which is consistent with the 10% increase in base business sales. Average inventory per service center at the end of 2002 was approximately $145,000 less than average inventory per service center at December 31, 2001.

As we continue to improve the quality of our inventory, the inventory reserve has decreased accordingly to $3.1 million at December 31, 2002 from $3.9 million at December 31, 2001. The reserve as a percentage of slow-moving class 13 inventory decreased to 40.2% at the end of 2002 compared to 46.1% at the end of 2001. At December 31, 2002, approximately 70% of our inventory balance was comprised of high velocity inventory classes 1 through 3.

Liquidity and Capital Resources (continued)

Share Repurchase Program

Between March 1999 and December 2002, we purchased 3.8 million shares of our common stock in the open market at an average price of $19.69 per share, including 1.8 million shares purchased in 2002 at an average price of $26.19. In December 2002, we retired all treasury shares.

Between February 13, 2003 and March 13, 2003, we purchased 128,200 shares of our common stock in the open market at an average price of $26.03 per share.

As part of our share repurchase program, in July 2002 our Board of Directors authorized an additional $50.0 million for share repurchases, of which $35.2 million remained available as of March 13, 2003. We intend to continue to repurchase shares on the open market from time to time, depending on market conditions.

The impact of our common stock repurchases had the effect of reducing diluted weighted average shares outstanding by approximately 0.8 million shares for the year ended December 31, 2002.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, including interest rate risk and foreign currency risk. The adverse effects of potential changes in these market risks are discussed below. The following discussion does not consider the effects of the reduced level of overall economic activity that could exist following such changes. Further, in the event of changes of such magnitude, we would likely take actions to mitigate our exposure to such changes.

Interest Rate Risk

Our earnings are exposed to changes in short-term interest rates because of the variable interest rates on our long-term debt. If (i) the variable rates on our Revolving Credit Facility increased or decreased 1.0% from the rate at December 31, 2002; and (ii) we borrowed the maximum amount available under the Revolving Credit Facility ($150.0 million) for all of 2003, then our pretax income would change by approximately $1.5 million or $0.04 per diluted share based on the number of diluted shares outstanding at December 31, 2002. The fair value of our Revolving Credit Facility is not affected by changes in market interest rates.

Foreign Exchange Risk

We have wholly-owned subsidiaries in the United Kingdom, France, Portugal and Canada. In the past, we have not hedged our foreign currency exposure, and fluctuations in exchange rates have not materially affected our operating results. Future changes in exchange rates may positively or negatively impact our revenues, operating expenses and earnings. However, due to the size of our foreign operations, we do not anticipate that exposure to foreign currency rate fluctuations will be material in 2003.

Functional Currencies	
Canada	Canadian Dollar
United Kingdom	British Pound
France	Eurodollar
Portugal	Eurodollar

Cautionary Statement for Purpose of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Our disclosure and analysis in this report contains forward-looking information that involves risks and uncertainties. From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public. Forward-looking statements give our current expectations or forecasts of possible future results or events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We often use words such as "anticipate", "estimate", "expect", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Among the factors that could cause actual results to differ materially are the following:

- the sensitivity of the industry to weather conditions
- the intense competition and low barriers to entry in the industry
- the sensitivity of the industry to general economic and market conditions
- our ability to:
  - penetrate new markets
  - identify appropriate acquisition candidates, complete acquisitions on satisfactory terms and successfully integrate acquired businesses
  - obtain financing on satisfactory terms
  - generate sufficient cash flows to support expansion plans and for general operating activities
  - maintain favorable supplier arrangements and relationships
  - remain in compliance with the numerous environmental, health and safety requirements to which we are subject
- the effectiveness of our advertising, marketing and promotional programs
- changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations)
- the risk of fire, safety and casualty losses and related liability claims inherent in the storage of the chemicals that we sell

We cannot guarantee that any future event or result will be realized, although we believe we have been prudent in our plans and assumptions. Should additional risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from those anticipated. Investors should bear this in mind as they consider forward-looking statements.



Stockholder Information

Company Address

SCP Pool Corporation
109 Northpark Boulevard, 4th Floor
Covington, LA 70433-5001
Telephone: 985.892.5521
Fax: 985.892.2438
Website: www.scppool.com

Stock Listing

The Company's common stock is traded on the NASDAQ Stock Market (National Market) under the symbol "POOL".

Registrar and Transfer Agent

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940
800.446.2617
781.575.2723 - Outside US

Inquiries regarding stock transfers, lost certificates or address changes should be directed to EquiServe at the above address.

Auditors

Ernst & Young LLP
New Orleans, Louisiana

General Counsel

Jones, Walker, Waechter, Poitevent,
Carrère & Denègre LLP
New Orleans, Louisiana

Form 10-K / Investor Contact

The Annual Report on Form 10-K of SCP Pool Corporation, as filed with the Securities and Exchange Commission, is available without charge to stockholders upon written request. These requests and other investor inquiries should be directed to Investor Relations at the company address.

Stockholders' Meeting

The Annual Stockholders' Meeting of SCP Pool Corporation will be held at 9:00 am CST on Tuesday, May 6, 2003 at 109 Northpark Boulevard, 4th Floor, in Covington, Louisiana. Stockholders of record as of March 11, 2003 will be entitled to vote at this meeting.

	High	Low
First Quarter	$ 33.71	$ 24.75
Second Quarter	33.50	25.65
Third Quarter	29.80	23.10
Fourth Quarter	32.30	24.15
For the Year	33.71	23.10

	High	Low
First Quarter	$ 24.00	$ 18.33
Second Quarter	24.59	19.42
Third Quarter	27.20	17.74
Fourth Quarter	28.34	20.75
For the Year	28.34	17.74

Market Prices and Dividend Information

The prices in the above table represent the high and low sales prices for SCP Pool Corporation's common stock as reported by the NASDAQ National Market for 2002 and 2001. Prices for the first two quarters of 2001 have been adjusted to reflect the 3-for-2 stock split effective on September 7, 2001. No cash dividends have been declared, and the current terms of the Company's credit agreement restrict the Company's ability to pay dividends. As of February 28, 2003, SCP Pool Corporation had approximately 8,900 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

The Best of the Best

SCP Distributors and Superior Pool Products' top service centers of the year symbolize the success of the Company. These eight service centers exemplify excellent customer service. "Going the extra mile" for the customer is what they do best. Each individual in these eight locations contributed to their service center's and customers' successes. To each individual and the managers, congratulations and thank you for your outstanding efforts and results.



Fresno, CA

West Division
SCP Distributors



Tallahassee, FL

Central Division
SCP Distributors



Batavia, NY

Northeast Division
SCP Distributors



McAllen, TX

Southwest Division
SCP Distributors



West Melbourne, FL

East Division
SCP Distributors



Newbury Park, CA

West Division
Superior Pool Products


SUPERIOR
POOL PRODUCTS LLC

Grapevine, TX

South Division
Superior Pool Products



Minneapolis, MN

North Division
Superior Pool Products

Company Officers & Directors



lanuel J. Perez de la Mesa
esident and Chief Executive Officer,
Director



Craig K. Hubbard
Chief Financial Officer,
Secretary and Treasurer



A. David Cook
Vice President



John M. Murphy
Vice President



Stephen C. Nelson
Vice President



Richard P. Polizzotto
Vice President



Christopher W. Wilson
Vice President



Donald L. Meyer
Controller
Assistant Secretary,
Assistant Treasurer



Wilson B. Sexton
Chairman of the Board,
Director



Andrew W. Code (2),(3)
Director,
Partner, Code, Hennessy & Simmons, LLC
(venture capital)



James J. Gaffney (4),(5)
Director,
Vice Chairman, Viking Pacific Holdings, Ltd.
(private investment fund)



Robert C. Sledd (5),(6),(7),(8)
Director,
Chairman, Performance Food Group Company
(foodservice distribution)



John E. Stokely (1),(8)
Director,
President, JES, Inc.
(investment and consulting)



Frank J. St. Romain (6)
Director,
Former President & CEO,
SCP Pool Corporation, Retired

(1) Chairman, Audit Committee (2) Chairman, Compensation Committee (3) Chairman, Stock Option Committee (4) Chairman, Nominating and Corporate Governance Commit
(5) Member, Audit Committee (6) Member, Compensation Committee (7) Member, Stock Option Committee (8) Member, Nominating and Corporate Governance Committee



SCP Pool Corporation
109 Northpark Boulevard, 4th Floor
Covington, LA 70433

www.scppool.com

Design: Pam Hendrix, SCP Pool Corporation   Pool & Cover Image Photography: Tom Blake   Printing: ADP